EXHIBIT 99.1

Lakefront Announces Paulo Fontoura has Resigned from its Board following his Appointment as Global Head of R&D at Sanofi

Mechelen, Belgium; July 13, 2026, 22:01 CET; Lakefront Biotherapeutics NV (Euronext & NASDAQ: LKFT) today announced that following his appointment as Executive Vice President, Global Head of Research & Development Pharma at Sanofi SA, Dr. Paulo Fontoura has tendered his resignation from the Board of Directors.

“I want to congratulate Paulo on this important assignment and sincerely thank him for his insight and guidance during his tenure on our Board,” said Gino Santini, Chair of the Board of Directors. “We wish him the best of luck in his new position and we expect to appoint a successor at the earliest practical opportunity.”

About Lakefront® Biotherapeutics
Lakefront Biotherapeutics (formerly known as Galapagos) is a biotechnology company dedicated to building a differentiated pipeline of medicines for patients with serious diseases in areas of high unmet need. The Company has established a clinical‑stage portfolio in immunology and inflammation, anchored by gamgertamig, a potential first‑in‑class BCMAxCD3 T‑cell engager for autoimmune diseases. Backed by deep deal‑making expertise, operational flexibility, and a strong capital position, Lakefront identifies, acquires, and advances high‑quality assets with clear potential to deliver meaningful patient impact and long‑term shareholder value. For more information, visit https://www.lakefrontbio.com or follow us on LinkedIn or X.

For further information, contact Lakefront Biotherapeutics:
Investor Relations
Sherri Spear
+1 412 522 6418
sherri.spear@lakefrontbio.com

Forward-looking statements
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